November 10, 2008

Via EDGAR and Facsimile

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Fax No.: (202) 772-9203

Attention:	Perry Hindon, Special Counsel
Nick Panos, Senior Special Counsel

Re:	Epicor Software Corporation Schedule 14D-9, as amended Filed October 28 and November 5, 2008 File No. 005-43389

Ladies and Gentlemen:

We refer to Mr. Hindon’s letter dated November 6, 2008 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff” ) regarding the Schedule 14D-9, as amended (the “Schedule 14D-9”), of Epicor Software Corporation (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Hindon’s letter immediately preceding our response thereto.

Reasons for the Board’s Recommendation, page 13

1.	This section refers to a wide variety of factors considered by the board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the Board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of the Board’s decision to recommend that stockholders reject the tender offer.

Securities and Exchange Commission

November 10, 2008

Response:

We respectfully advise the Staff that each of the factors listed in the Company’s Schedule 14D-9 was specifically considered by the Company’s Board of Directors, and these factors, individually and collectively, are in fact the reasons underlying the Board’s decision to recommend that stockholders reject the tender offer, as required to be disclosed by Item 1012(b) of Regulation M-A. As disclosed in the Schedule 14D-9, “Based on the foregoing [factors], the Board concluded that the Offer is not in the best interests of the Company and its stockholders and to recommend that Epicor’s stockholders reject the Offer.” As the Company stated in the Schedule 14D-9, these factors address “the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.”

Additionally, we respectfully note that as stated in the Schedule 14D-9, after the offer was revised, “[t]he Board considered the revised Offer and determined that the revised Offer continued to not be in the best interests of the Company and to recommend that the Company’s stockholders reject the revised Offer” and the Board “concluded that all of the reasons set forth above otherwise remained applicable to the revised Offer.” (emphasis added)

We respectfully advise the Staff that the Company believes that it has stated the reasons for its position that the stockholders reject the offer in the Schedule 14D-9, as required by Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A.

Exhibit (a)(1) to Amendment No. 1 to Schedule 14D-9

2.	We note the disclaimer that the company undertakes no obligation to revise or update publicly any forward-looking statements. This disclaimer is inconsistent with its obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed and to promptly disclose and disseminate such change in a manner reasonably designed to inform security holders of such change. Please confirm that the company will avoid using this statement in all future communications.

Securities and Exchange Commission

November 10, 2008

Response

We note the Staff’s comment and respectfully advise the Staff that the Company will revise the disclaimer in all future communications as follows “Except as required by applicable law, the Company undertakes no obligation to revise or update publicly any forward-looking statements.”

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John D. Ireland
John D. Ireland Senior Vice President and General Counsel Epicor Software Corporation

cc:	Katharine A. Martin Wilson Sonsini Goodrich & Rosati